UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-13429

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

REQUIRED INFORMATION

The Simpson Manufacturing Co., Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Item 4.
In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with ERISA financial reporting requirements), notes thereto and Report of Independent Registered Public Accounting Firms thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a) Report of Independent Registered Public Accounting Firms.
(b) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024.
(c) Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2025.
(d) Notes to Financial Statements.
(e) Supplemental Schedules
Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025.
          Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of
          December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan
(Name of Plan)

Date	June 18, 2026		/s/ Matt Dunn
		Name:	Matt Dunn
		Title:	Chief Financial Officer Member, Administrative Committee of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan

EXHIBIT INDEX

Exhibit Number

23.1*	Consent of BDO USA, P.C. - Independent Registered Public Accounting Firm
23.2*	Consent of ArmaninoLLP - Independent Registered Public Accounting Firm
99.1*	Financial statements for the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2025

*Filed herewith